Laser Photonics Corporation

1101 N. Keller Road, Suite G

Orlando, FL 32810

December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Donahue, Esq.

Re:	Laser Photonics Corporation
Registration Statement on Form S-1, File No. 333-290875

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 31, 2025

Requested Time: 4 pm, Eastern Time

Ladies and Gentlemen:

Laser Photonics Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-290875), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4 p.m. Eastern time on December 31, 2025, or as soon thereafter as possible.

Please contact Ernest M. Stern of CM Law PLLC at (301) 910-2030 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Stern by telephone when this request for acceleration has been granted.

Sincerely yours,

LASER PHOTONICS CORPORATION

/s/ Wayne Tupuola
Wayne Tupuola
President and Chief Executive Officer